Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Investor U

March 03, 2

04010495

Roche

SUPPL

Roche to call outstanding Liquid Yield Option Notes due 2015 ("LYONs IV")

Roche announced today the call of its outstanding Liquid Yield Option Notes due 2015 ("LYONs IV"). Following expiry of the notice period on April 5, 2004, investors will receive USD 744.79 per USD 1,000 nominal amount. Up to this date investors can elect to exchange their bonds into 8.65316 shares of Genentech common stock per USD 1,000 nominal amount. In this case, Roche has the choice to deliver Genentech shares or the equivalent amount in cash. Potential exchange notices shall be given latest by April 5, 2004 to the Bank of New York, London.

Genentech has shown outstanding success in bringing new and innovative medicines to the market. Roche is firmly committed to this strategic relationship and its majority holding in Genentech. The call announced today will neither affect the substance nor the prospects of this successful relationship. The redemption will reduce Roche's outstanding liabilities and will further strengthen the Group balance sheet in line with the objectives already announced last year.

Shares of Genentech Common Stock delivered pursuant to the Exchange Right have not been registered under the Securities Act of 1933 and, therefore, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. This information is for general information and convenience purposes only and does not constitute a legal instrument. In particular, without limitation it does not constitute a formal and irrevocable notice of redemption as described in the 2000 offering memorandum of the LYONs, in case of any inconsistency between the formal notice of redemption and this press release, the former instrument shall prevail. Further, this press release does not constitute a public or private offering, offer, placement, solicitation, prospectus, memorandum, circular or similar instrument or investment, tax or legal advice in any country and/or under any applicable jurisdiction. Readers of this press release should inform themselves of and observe any applicable legal requirements

Roche IR contacts:

Dr. Karl Mahler
Phone: +41 (61) 687 85 03
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (61) 688 66 36
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

3/11

With best regards,
Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

Investor Update

March 02, 2004

European approval launches more convenient and cost-effective delivery of once weekly NeoRecormon for patients with lymphoid cancers
New presentation offers same high efficacy with even more convenience and cost effectiveness

Roche announced today that European marketing approval has been granted for a new NeoRecormon (epoetin beta) 30,000 IU pre-filled syringe for patients with lymphoid malignancies who are suffering from anaemia. This new presentation launched today provides equivalent efficacy to three-times weekly administration1 and allows for even more convenient and cost effective once weekly delivery of NeoRecormon. Most importantly, a once weekly regimen of NeoRecormon will help improve patients' lives by decreasing the number of injections per cancer treatment cycle and reducing their number of clinic visits.

The marketing approval follows the CPMP's (Committee on Proprietary Medicinal Products) positive opinion for the new presentation, which was received on 25th September 2003.

Commenting on the approval, John Michailidis, Business Director for Roche Anaemia Franchise, said, "This is excellent news. The once weekly administration of NeoRecormon is welcome news for both doctors and patients. We anticipate that the new 30,000 IU pre-filled syringe will allow even greater uptake of this practical and patient friendly regimen."

NeoRecormon 30,000 IU once weekly is approved for the treatment of anaemia in patients with multiple myeloma, low-grade non-Hodgkin's lymphoma and chronic lymphocytic leukaemia in those patients who have relative erythropoietin deficiency and are receiving anti-tumour therapy.

The NOW study (NeoRecormon Once Weekly)* has shown that once weekly 30,000 IU delivers a high response rate (72%, defined as 2 g/dL increase in haemoglobin level) that is rapid and sustained. In addition, the study demonstrated that over 90% of patients treated with NeoRecormon Once Weekly could expect to be transfusion-free. NeoRecormon 30,000 IU Once Weekly also offers direct cost savings of 25% compared to epoetin alfa**.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

Notes to editors:
NeoRecormon (epoetin beta) is available in a range of formulations offering convenient dosing for patients and their healthcare providers. It can be administered by convenient subcutaneous injection in the clinic or at home using pre-filled syringes or with a practical, automatic injection pen called the 'RecoPen'. NeoRecormon (epoetin beta) has consistently provided safe and effective treatment of anaemia in patients for over 12 years.

References
*Cazzola M et al. British Journal of Haematology, 2003; 122: 386-393.
** Coiffier B. Annals of Oncology, 2003; 14: 804.

Roche IR contacts:

Dr. Karl Mahler
Phone: +41 (61) 687 85 03
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (61) 688 66 36
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14